Exhibit 99.1

Purple Biotech Reports Second Quarter 2023 Financial Results

Financial results represent clinical trials progress with recruitment at a pace faster than expected in CM24 Phase 2 study

Clinical data from both studies expected in the coming months

Cash runway extended into H1 2025

REHOVOT, Israel, August 22, 2023 -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced financial results for the second quarter and six months ended June 30, 2023.

“During the second quarter of 2023 we continued to advance our lead clinical programs, CM24 in the treatment of pancreatic cancer and NT219 for head and neck cancer, while prudently managing our development and operating expenses. Our financial results in the first half of 2023 represent our clinical trials’ progress with recruitment at a pace faster than expected in our CM24 study. As we reprioritize our objectives from time to time, we have extended our cash runway into the first half of 2025,” stated Purple Biotech CEO, Gil Efron.

“In the coming months, we look forward to announcing milestones including interim data from our randomized Phase 2 CM24 study as well as results from our Phase 1 NT219 dose escalation study. In addition, we are excited to commence work on IM1240, our newly acquired tri-specific antibody.”

“I am excited to return to working with our dedicated team after my medical leave. I would like to thank Isaac Israel, the management, and our employees for their great work during my absence,” Gil Efron added.

Financial Results for the three Months Ended June 30, 2023

Research and Development Expenses were $3.7 million, an increase of $1.7 million or 85%, compared to $2 million in the same period of 2022 mainly due to higher enrollment rate to our clinical trials.

Selling, General and Administrative Expenses were $1.4 million, a decrease of $0.1 million or 7%, compared to $1.5 million in the same period of 2022.

Operating Loss was $5.1 million, an increase of $1.5 million or 42% compared to $3.6 million in the same period of 2022 mainly due to higher research and development expenses.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $4.6 million, an increase of $1.6 million or 53%, compared to $3 million in the same period of 2022 mainly due to higher research and development expenses.

Net Loss for the three months ended June 30, 2023 was $5.2 million, or $0.25 loss per basic and diluted ADS, compared to a net loss of $3.6 million, or $0.2 loss per basic and diluted ADS, in the three months ended June 30, 2022. Adjusted net loss for the three months ended June 30, 2023 was $4.7 million, an increase of $1.7 million or 57% compared to $3 million in the three months ended June 30, 2022.

Financial Results for the Six Months Ended June 30, 2023

Research and Development Expenses were $7.2 million, a decrease of $0.8 million, or 10%, compared to $8 million in the same period of 2022. The decrease was mainly due to a decrease of $3.4 million in chemistry, manufacturing, and controls (CMC) expenses representing batch manufacturing in 2022, offset by an increase of $2 million in clinical expenses and $0.6 million in other research and development expenses in support of our growing clinical and development activities.

Sales, General and Administrative Expenses were $3.0 million, compared to $2.9 million in the same period of 2022, an increase of $0.1 million.

Operating Loss was $10.3 million, a decrease of $0.6 million, or 6%, compared to $10.9 million in the same period of 2022.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $9 million, a decrease of $1 million, compared to $10 million in the same period of 2022, mainly due to a decrease in research and development expenses.

Net Loss for the six months ended June 30, 2023 was $10.0 million, or $0.49 loss per basic and diluted ADS, compared to a net loss of $10.9 million, or $0.61 loss per basic and diluted ADS, in the same period of 2022. The decrease in net loss was mainly due to a decrease of $0.6 million in operating expenses. Adjusted net loss for the six months ended June 30, 2023 was $8.8 million, a decrease from $10.0 million in the six months ended June 30, 2022.

As of June 30, 2023, Purple Biotech had cash and cash equivalents and short-term deposits of $18.0 million. This cash position provides a cash runway into the first half of 2025.

During the six months ended June 30, 2023, the Company sold, under the Open Market Sale Agreementsm with Jefferies LLC, approximately 479,000 ADSs, at an average price of $1.83 per ADS. Net proceeds to the Company were approximately $0.85 million, net of direct issuance expenses.

Non-IFRS Financial Measures.

This press release includes information about certain financial measures that are not prepared in accordance with International Financial Reporting Standards (“IFRS”), including adjusted operating loss and adjusted net loss. These non-IFRS measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Adjusted operating loss and adjusted net loss adjust for share-based compensation expenses. The Company’s management and board of directors utilize these non-IFRS financial measures to evaluate the Company’s performance. The Company provides these non- IFRS measures of the Company’s performance to investors because its management believes that these non- IFRS financial measures, when viewed with the Company’s results under IFRS and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non- IFRS measures are not measures of financial performance under IFRS and, accordingly, should not be considered as alternatives to IFRS measures as indicators of operating performance. Further, these non-IFRS measures should not be considered measures of the Company’s liquidity. A reconciliation of certain IFRS to non-IFRS financial measures has been provided in the tables included in this press release.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219, CM24 and IM1240. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. In a Phase 1/2 study of NT219, the Company is currently advancing it in a dose escalation as a monotherapy treatment of solid tumors, and in a dose escalation in combination with cetuximab for the treatment of recurrent and metastatic squamous cell carcinoma of the head and neck (SCCHN) or colorectal adenocarcinoma (CRC). These studies will be followed by an expansion phase of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. IM1240 is a preclinical, conditionally-activated tri-specific antibody that engages both T cells and NK cells to mount a strong, localized immune response within the tumor microenvironment. The third arm specifically targets the Tumor Associated Antigen (TAA) 5T4 that is expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. IM1240 has a cleavable capping technology that confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2022 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

Lior Fhima
Chief Financial Officer
IR@purple-biotech.com

Purple Biotech Ltd.

Consolidated Unaudited Statements of Financial Position as of:

	June 30,	December 31,
	2023	2022
	USD thousand	USD thousand
Assets
Cash and cash equivalents	17,202	15,030
Short term deposits	846	16,652
Other investments	352	431
Other current assets	984	1,143

Total current assets	19,384	33,256

Non-current assets
Right of use assets	392	467
Fixed assets, net	179	215
Intangible assets	28,044	20,684

Total non–current assets	28,615	21,366

Total assets	47,999	54,622

Liabilities
Lease liability - short term	184	194
Accounts payable	1,572	2,132
Other payables	3,120	4,732

Total current liabilities	4,876	7,058

Non-current liabilities
Lease liability	237	321
Post-employment benefit liabilities	141	145

Total non-current liabilities	378	466

Equity
Share capital, no par value	-	-
Share premium	132,245	126,407
Receipts on account of warrants	28,017	28,017
Capital reserve for share-based payments	10,032	10,164
Capital reserve from transactions with related parties	761	761
Capital reserves from hedging	(2)	(6)
Capital reserve from transactions with non-controlling interest	(859)	(859)
Accumulated loss	(127,589)	(117,573)

Equity attributable to owners of the Company	42,605	46,911
Non-controlling interests	140	187

Total equity	42,745	47,098

Total liabilities and equity	47,999	54,622

Purple Biotech Ltd.

Consolidated Unaudited Statement of Operations for the six and three months ended June 30, 2023

	For the six months ended June 30,		For the three months ended June 30,
	2023	2022	2023	2022
	USD thousand	USD thousand	USD thousand	USD thousand

Research and development expenses	7,203	8,035	3,705	2,083
Sales, general and administrative expenses	3,054	2,886	1,430	1,507

Operating loss	10,257	10,921	5,135	3,590

Finance expense	207	92	148	51
Finance income	(401)	(145)	(123)	(89)

Finance expense (income), net	(194)	(53)	25	(38)

Loss for the period	10,063	10,868	5,160	3,552

Other Comprehensive Loss:
Items that will be transferred to profit or loss:
Loss (Profit) on cash flow hedges	(4)	21	(5)	21

Total comprehensive loss for the period	10,059	10,889	5,155	3,573

Loss attributable to:
Owners of the Company	10,016	10,833	5,138	3,536
Non-controlling interests	47	35	22	16

	10,063	10,868	5,160	3,552

Total comprehensive loss attributable to
Owners of the Company	10,012	10,854	5,133	3,557
Non-controlling interests	47	35	22	16

	10,059	10,889	5,155	3,573

Loss per share data
Basic and diluted loss per ADS - USD	0.49	0.61	0.25	0.2

Number of ADSs used in calculation	20,425,638	17,897,681	21,006,218	17,981,754

Reconciliation of Adjusted Operating Loss

	For the six months ended June 30,		For the three months ended June 30,
	2023	2022	2023	2022
	USD thousand	USD thousand	USD thousand	USD thousand

Operating loss for the period	10,257	10,921	5,135	3,590
Less ESOP expenses	(1,245)	(866)	(493)	(557)
	9,012	10,055	4,642	3,033

Reconciliation of Adjusted Net Loss

	For the six months ended June 30,		For the three months ended June 30,
	2023	2022	2023	2022
	USD thousand	USD thousand	USD thousand	USD thousand

Loss for the period	10,063	10,868	5,160	3,552
Less ESOP expenses	(1,245)	(866)	(493)	(557)
	8,818	10,002	4,667	2,995

Consolidated Unaudited Statements of Cash Flow

	For the six months ended June 30,
	2023	2022
	USD thousand	USD thousand
Cash flows from operating activities:
Loss for the period	(10,063)	(10,868)
Adjustments:
Depreciation	99	104
Finance expenses (income), net	(194)	(53)
Share-based payments	1,245	866

	(8,913)	(9,951)

Changes in assets and liabilities:
Changes in other investments and other current assets	(118)	(286)
Changes in accounts payables	(628)	(90)
Changes in other payables	(1,467)	1,427
Changes in post-employment benefit liabilities	(161)	-

	(2,374)	1,051

Net cash used in operating activities	(11,287)	(8,900)

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	(3,549)	-
Acquisition of intangible asset	-	(203)
Interest received	548	143
Decrease in short-term deposits	15,806	14,300
Increase in long-term deposits	-	(2,482)
Acquisition of fixed assets	(4)	(20)

Net cash provided by investing activities	12,801	11,738

Cash flows from financing activities:
Proceeds from issuance ADSs	881	653
ADS issuance expenses paid	(137)	(81)
Repayment of lease liability	(84)	(83)
Interest paid	(29)	(33)

Net cash provided by financing activities	631	456

Net increase (decrease) in cash and cash equivalents	2,145	3,294
Cash and cash equivalents at the beginning of the period	15,030	10,890
Effect of translation adjustments on cash and cash equivalents	27	(178)

Cash and cash equivalents at the end of the period	17,202	14,006